UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 27, 2014

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 9th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Nobuyuki Hirano

President & CEO

7-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 9th Fiscal Year (from April 1, 2013 to March 31, 2014), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors was made.

Matters Resolved:

First Item of Business             Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2013 was decided at ¥9 per share (which, together with the interim dividend, resulted in the annual dividend being ¥16 per share for the fiscal year 2013). The year-end preferred dividends for Preferred Shares for the fiscal year 2013 were respectively decided at: for the First Series of Class 5 Preferred Shares, the prescribed amount of ¥57.50 per share; and for Class 11 Preferred Shares, the prescribed amount of ¥2.65 per share. The date on which such appropriation of surplus becomes effective was decided to be June 27, 2014.

Second Item of Business             Election of 15 (Fifteen) Directors

Messrs. Tatsuo Wakabayashi, Nobuyuki Hirano, Masaaki Tanaka, Taihei Yuki, Akihiko Kagawa, Junichi Okamoto, Hiroyuki Noguchi, Ryuji Araki and Ms. Yuko Kawamoto were reelected and reappointed as Directors, and Messrs. Kiyoshi Sono, Tadashi Kuroda, Takashi Nagaoka, Tsutomu Okuda, Kunie Okamoto and Ms. Haruka Matsuyama were newly elected and appointed as Directors.

Messrs. Tsutomu Okuda, Ryuji Araki, Kunie Okamoto and Ms. Haruka Matsuyama are the Outside Directors set out in Article 2, Item 15 of the Company Law.

Third Item of Business             Election of 1 (One) Corporate Auditor

Mr. Yukihiro Sato was newly elected and appointed as Corporate Auditor.

Mr. Yukihiro Sato is the Outside Corporate Auditor set out in Article 2, Item 16 of the Company Law.

Fourth Item of Business             Revision of the Amount of Annual Remuneration for Directors

It was approved that the portion of annual remuneration for Outside Directors of the amount of annual remuneration for Directors shall not exceed ¥110 million per year (the amount of annual remuneration for Directors remains unchanged at not exceeding ¥500 million per year).

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